UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023

Commission File Number 001-08382

Aktiebolaget Svensk Exportkredit (publ)

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Fleminggatan 20

SE-112 26 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Incorporation by Reference

This report on Form 6-K, including the exhibit hereto, is hereby incorporated by reference, in its entirety, into the registration statement on Form F-3 (File No. 333-249829) of Aktiebolaget Svensk Exportkredit (publ) (“SEK”).

This Report comprises the following:

1.            SEK Press Release: Updated resolution plan and MREL for SEK

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKTIEBOLAGET SVENSK EXPORTKREDIT (publ)
(Swedish Export Credit Corporation)

By:	/s/ Stefan Friberg
Stefan Friberg, Chief Financial Officer

By:	/s/ Jonas Ljungström
Jonas Ljungström, Director

Dated: June 22, 2023